Berliner McDonald

A Professional Corporation
Attorneys at Law
5670 Greenwood Plaza Blvd.
Suite 418
Greenwood Village, Colorado 80111-2408
(303) 830-1700
(303) 830-1705 Fax

Steven W. McDonald smcdonald@berlinermcdonald.com

February 25, 2005

By Facsimile and Federal Express

George F. Ohsiek, Jr.
Andrew Blume
Robyn Manuel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  Sport-Haley, Inc.—SEC Comment Letter dated February 4, 2005

Lady and Gentlemen:

        As we have discussed, this firm represents Sport-Haley, Inc. (the "Company"). We have reviewed the Staff's comments to the annual report on Form 10-K for the fiscal year ended June 30, 2004, filed October 13, 2004, and the quarterly report on Form 10-Q for the period ended September 30, 2004, filed November 19, 2004, for the Company, as set forth in the Staff's letter dated February 4, 2005. In response to some of your comments, we are filing electronically today an Amendment No. 1 on Form 10-K/A and an Amendment No. 1 on Form 10-Q/A. We have directed Merrill Corporation, the printer and company performing the Edgarizing, to send to you by overnight mail both three courtesy clean copies of the amended Form 10-K/A and Form 10-Q/A, as refiled, as well as copies of marked versions reflecting the changes made from the original filings. The documents filed contain the Edgar  tags to indicate paragraphs where any changes have been made. We are also enclosing a redlined version of both amended filings generated in Word for your convenience.

Request for Expedited Review of Comments Requesting or Potentially Requesting Amendments to Prior Filings

        Before responding to the various comments, we would request that the Staff give expedited review of the amended filings and to comment 18 regarding Segment Reporting for the following reasons: As we have discussed on the telephone, the Company's annual shareholders meeting is scheduled for April 8, 2005. Along with the proxy statement, the mailing to shareholders will include the Annual Report to Shareholders ("ARS"), which consists primarily of the information in the Form 10-K for the year ended June 30, 2004, as well as the latest quarterly report on Form 10-Q. The Company is currently scheduled to mail the proxy materials to the shareholders on or about March 7, 2005, and must have these materials ready for printing by approximately March 2, 2005. Because the Company wishes to provide its shareholders with the information in the amended 10-K as part of its ARS, the Company needs to be assured that the Staff has approved the amendments to the Item 9A of the 10-K and agrees that no amendment is required regarding Comment No. 18 regarding Segment Reporting, other than the disclosures required by paragraph 26 of SFAS 131.

Responses to Staff Comments

        We have the following responses to the Staff's comments in the same numbering sequence as stated. As a preliminary matter, we understand that only Comment No. 6 (regarding Item 9A—Controls and Procedures) and Comment No. 18 (regarding Segment Reporting), require amendment to the 10-K and 10-Q referenced above. We have also chosen to correct our disclosures with regard to your Comment No. 14 within the amended 10-K.

General

        1.     We understand that, unless otherwise indicated in the Staff's comments, the requested additional disclosures and revisions are to be made in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 18

        2.     In future filings, we will expand our discussion concerning the estimates and assumptions used to determine the lower of cost or market of our inventories (and the standard cost method used to value finished goods inventories, if applicable).

        In future filings, the Company's Critical Accounting Policies and Estimates section, under "Inventories" will include disclosure substantially similar to the following, which has primarily been excerpted from our recently filed Form 10-Q for the period ended December 31, 2004:

  As previously reported, the Company began utilizing a new comprehensive computer system in January 2004 that was specifically designed for the garment industry and further tailored to our business operations. Certain design, implementation and operational deficiencies of the computer system have affected our business operations for the last four consecutive fiscal quarters.

  Previously, we reported that we discovered programming and human errors that had affected the comprehensive computer system's ability to properly compute the valuation of our finished goods inventories. The comprehensive system was designed to account for our finished goods inventories using a weighted average costing method. Due to the complexity of the transactions recorded within the functions of the computer system and various human errors that we discovered, we were not able to specifically quantify the financial effects at March 31, June 30 or September 30, 2004, with regard to errors recorded in the system that affected the per-item cost valuations of our finished goods inventories. Therefore, we recomputed the estimated value of our finished goods inventories at March 31, June 30, and September 30, 2004, using a standard cost assumption. We performed an analysis to compare the actual landed cost components of our finished goods inventories with their respective standard cost components. We also performed an analysis of the allocated overhead portion of our standard costs. Because our analyses indicated that our standard costs approximated actual costs, we believe that our standard cost valuations calculated at March 31, June 30 and September 30, 2004, yielded fair estimations of our finished goods inventories at those dates. We considered the system malfunction with respect to the computation of per-item valuation of finished goods inventories to be an indication of a material weakness in our internal controls over financial reporting with respect to inventory valuation during the periods ended March 31, June 30 and September 30, 2004.

  The material weakness persisted during the quarter ended December 31, 2004, and impaired our ability to rely upon information created by our computer system to fairly present, in all material respects, our financial condition, results of operations and cash flows for the period covered by this report. As previously reported, in October 2004 we discovered a malfunction in the operation of one of the computer system procedures that we performed in September 2004 in an attempt to correct errors previously discovered in the per-item cost valuations of our finished goods inventories. We requested that our former software consultants perform a review of the failed system procedure to determine the reason for the malfunction and to recommend how we should correct the problem. The former consultants informed us that they could not determine why the system malfunctioned during the system procedure and deferred the problem to the software developers for advice. The software developers suggested that we zero out all finished goods inventory balances, reverse other pending inventory-related system procedures and re-enter finished goods inventory quantities into the system in order to correct errors caused by the system malfunction. To ensure the integrity of the finished goods inventory data within the computer system, at the end of December 2004, we performed a physical inventory of our finished goods apparel. The standard costs of our finished goods inventories have not changed since the previous analyses were performed. Therefore, at the conclusion of our December physical inventory, we entered the quantities of finished goods inventory items, as determined by the results of the physical count, back into our computer system using their respective standard costs. After applying the recommended procedures, we compared the per-item costs of several of our finished goods inventory items with their respective standard costs and noted no discrepancies. Had we analyzed the standard cost components of all or our finished inventory items on hand at December 31, 2004, we believe that the probability of reaching a materially different conclusion is remote. Therefore, we concluded that our analyses provide reasonable assurance that our standard costs approximate the actual costs of our finished goods inventories at December 31, 2004.

  Inventories, predominantly comprised of finished goods, are generally valued at the lower of cost or market. As discussed above, a material weakness in our internals has caused us to value our finished goods inventories using a standard cost assumption for the last four consecutive fiscal quarters. Excess finished goods inventories are a natural component of a seasonal apparel business. While certain finished goods items will sell out in any particular selling season, quantities of other finished goods items will remain at the end of each selling season. We market previous seasons' finished goods inventories at reduced wholesale prices to our customers in the normal course of business. Remaining excess inventories are liquidated through other markets. Excess finished goods inventories may have more of an adverse effect on the results of our operations than realized by other companies within the golf apparel industry. While, according to an industry-related survey, the golf apparel market in total is generally comprised of 75% men's apparel and 25% women's apparel, our sales for fiscal 2004 were generally comprised of 40% men's apparel and 60% women's apparel. Historically, a significant portion of our excess inventories have been comprised of women's apparel, which has fewer channels of distribution than are available within the men's apparel market.

  We perform analyses on a quarterly basis to identify discontinued or aging merchandise and adjust our inventory valuation allowance to reduce the carrying value of discontinued or aging merchandise to its estimated net realizable value. The net realizable value of the discontinued or aging merchandise is estimated based on our disposition plans and historical experiences regarding the dispositions of excess inventories. In the ordinary course of business, we maintain reserves for inventory write-downs due to the obsolescence of discontinued or aging merchandise. In October 2004, the Company set a goal to attempt to arrange for the disposal of a majority of our prior seasons' inventories by December 31, 2004. That goal caused us to accelerate our disposition plans and to revise our analysis with respect to the valuation of discontinued or aging inventories, accordingly. Our analysis of those excess inventories and expected methods to be used for their disposition dictated that we increase our reserve for finished goods inventory write-downs at September 30, 2004. In December 2004, we sold substantially all of our discontinued or aging merchandise to a major retailer for approximately $713,000. We sold approximately 98,000 units of women's apparel and 36,000 units of men's apparel in the December sale, which was comprised of essentially all of our discontinued or aging merchandise from the spring 2004 and earlier selling seasons. The goal we established for disposition of those inventories prior to December 31, 2004, may have weakened our bargaining position with respect to the amount we could recover through their disposition. Thus, after accounting for the reserve previously recorded on our finished goods inventories aged from spring 2004 and earlier, we recorded an additional loss of approximately $179,000 on the sale in December 2004.

  At December 31, 2004, we improved the methods that we use to assess the recoverability of our finished goods inventories. We developed a system to better estimate the anticipated future sales of our finished goods inventories in order to better forecast inventories expected to remain at the end of a current or future distribution period. Having better information available to forecast quantities and mix of unsold inventories allows us to better estimate excess inventories expected to be on hand in a future period. Having such information also allows us to better plan marketing strategies for the sales of such inventories through existing marketing channels and to better estimate the overall recoverability of our finished goods inventories. The use of the new method at December 31, 2004, revealed that we expect to incur a significant amount of excess finished goods inventories remaining from the fall 2004 and spring 2005 selling seasons. Accordingly, we increased our reserve for inventory write-downs by $695,000 at December 31, 2004. We estimated the recoverability of the fall 2004 and spring 2005 inventories based upon our expectations for the success of future marketing plans and our historical experience regarding the disposition of such apparel. We believe that the methods we now use to identify and evaluate obsolete and aging finished goods inventories produce a fair valuation of obsolete inventories, but, if actual market conditions are less favorable than those we have projected, additional allowances may be required or losses on dispositions may be recorded.

  The inability of our computer system to properly calculate the per-item valuations of our finished goods inventories also affected the system-recorded amounts within our cost of goods sold during the period covered by this report. Costs associated with invoiced sales and returns as well as inventory adjustments are natural components of our cost of goods sold. Because we concluded with reasonable assurance that our using a standard cost assumption yielded a fair estimation of our finished goods inventories and we consistently recorded adjustments to inventories as components of cost of goods sold during the periods covered by this report, we believe with reasonable assurance that our cost of goods sold are fairly stated during the periods covered by this report. Therefore, we believe that a standard cost valuation of our finished goods inventories provides us with reasonable assurance that our report fairly presents, in all material respects, our financial condition, results of operations and cash flows.

Results of Operations, page 21

        3.     In future filings, where we describe two or more business reasons that contributed to a material change in a financial statement line item between periods, we will quantify the extent to which each change contributed to the overall change in that line item. Also, in future filings, with respect to the change in our selling, general and administrative expenses between the periods presented, we will quantify the extent to which the changes are attributable to the various contributing factors. Further, in future filings, with respect to changes in net sales between the periods presented, we will disclose the impact of the changes between periods for the HALEY® and Ben Hogan® apparel that we market, as appropriate.

        4.     In future filings, we will expand our discussion concerning our outlook on the Company's future financial performance, in terms of whether we expect to generate book and/or taxable income in future periods, and why or why not, in the discussion regarding expected recovery of net deferred tax assets.

        Our outlook with regard to the likelihood of future recovery of the Company's net deferred tax assets changed between fiscals 2003 and 2004. At the end of fiscal 2003, we projected fairly significant increases in our net sales for fiscal 2004 and believed that we were in a position to return to profitability. However, the general decline in the USA economy during fiscal 2004 and other economic pressures negatively affected the travel and leisure sector of the economy in which we operate. We also noted a shrinking market for women's golf apparel in fiscal 2004. While our net sales increased slightly in fiscal 2004, the increase was below our expectations and the Company's results from operations were extremely disappointing. Our forecast for fiscal 2005 revealed relatively flat sales as compared with fiscal 2004. Therefore, we estimated that the Company would continue to incur net losses throughout fiscal 2005. The losses expected to be incurred in fiscal 2005 would establish a five-year history of losses for the Company. Therefore, we determined that it was more likely than not that the Company would continue to incur losses; and, accordingly, determined that it was more likely than not that none of our net deferred tax assets would be recovered in the short term.

        In future filings, we expect that our disclosure regarding the likelihood of future recovery of net deferred tax assets will be substantially similar to the following, which has been excerpted from our Form 10-Q for the period ended December 31, 2004:

  Deferred income taxes are recognized for the expected tax consequences in future years for differences between the tax bases of assets and liabilities and their financial reporting amounts, based upon enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Our significant deferred tax assets are related to net operating loss carryforwards for federal and state income tax purposes, a change in accounting methods for federal income tax purposes, stock options compensation and an unrealized loss for tax purposes on a common stock investment. Governing tax regulations require that our operating losses be carried forward for state income tax purposes. We have established a valuation allowance to reduce deferred tax assets to the net amount expected to be recovered in future periods. The estimates for deferred tax assets and the corresponding valuation allowance require us to exercise complex judgments. We periodically review and adjust those estimates based upon the most current information available. Because of the Company's trend of net losses in the current and most recent prior years, we believe that it is more probable than not that none of our net deferred tax assets will be recovered. Therefore, we adopted a policy at June 30, 2004, to maintain a valuation allowance that effectively reduces our net deferred tax assets to zero. While we are attempting to streamline our business operations to return the Company to profitability, we cannot be certain that our efforts will result in the generation of future profits. Therefore, because the recoverability of deferred tax assets is directly dependent upon future operating results, actual recoverability of deferred tax assets may differ materially from our estimates.

Liquidity and Capital Resources, page 25

        5.     The inclusion of performance fabrics in garment collections has become common within the golf apparel industry. In order to emphasize our introduction of a limited line of such products, we chose to separately identify performance fabric collections in the Company's sales catalogs, etc. However, we do not anticipate incurring a material amount of costs related to the expansion our SPORT HALEY product line to include performance fabric apparel. Because we almost exclusively utilize employees for the design and procurement of our garment collections, costs associated with the addition of a few performance fabric garments are expected to be minimal. Similarly, sales of such garments are not expected to materially affect our results of operations.

Item 9A. Controls and Procedures, page 30

        6.     In the amended 10-K/A and 10-Q/A filed today, we have revised the disclosures related to the Company's disclosure controls and procedures consistent with your comments.

          a.     Please note that the language has been changed to reflect that the certifying officers have made their evaluation and conclusions regarding the disclosure controls and procedures as of the end of the period covered by the report. Future filings will contain these same changes.

          b.     Paragraph (a) of Item 9A has been amended to further bolster the reporting officers' conclusion that, in spite of the material weakness in internal control over financial reporting (essentially based upon the inability to rely upon the computer system's calculation of inventory valuation using a weighted average cost method), management performed certain procedures and analyses that allowed the Company to reasonably estimate the value of its finished goods inventories using a standard cost method. Management compared the actual costs for several items of inventory with the estimated standard costs for such items and found no material differences. Based upon the procedures and analyses, the certifying officers concluded, as of the end of the period covered by the report, that the Company's disclosure controls and procedures were effective to a reasonable assurance level.

          c.     The disclosure in paragraph (a) in Item 9A was amended to provide the certifying officers' conclusion that the Company's disclosure controls and procedures were effective in reaching a reasonable level of assurance.

          d.     The language in paragraph (b) in the amended filing has been changed to reflect affirmatively that certain changes in internal control over financial reporting occurred during the most recent quarter.

          e.     This comment relates, in part, to comment number 6b above. The material weakness noted and fully disclosed relates to the valuation of the Company's finished goods inventories. The amended 10-K/A (as well as the "Management Information Systems and Inventory Management" section in the original filing) discloses that management performed procedures to determine an estimated valuation of the finished goods inventories using a standard cost method and tested the estimated valuation by comparing the actual costs of certain items with the computed standard costs of the same items. This comparison revealed differences that were deemed to be immaterial. The inability of the computer system to properly calculate the valuations of finished goods inventories also affected the system-recorded amounts within the Company's cost of goods sold. Costs associated with invoiced sales and returns as well as inventory adjustments are natural components of the Company's cost of goods sold. Because management concluded with reasonable assurance that using a standard cost method yielded a fair estimation of the Company's finished goods inventories and the Company consistently recorded inventory adjustments as components of cost of goods sold during the periods covered by the report, management believes with reasonable assurance that the Company's cost of goods sold are fairly stated during the periods covered by the report. Therefore, management believes that the Company's finished goods inventories are fairly stated and its financial statements as a whole fairly state its financial condition, results of operations and cash flows in all material respects.

        Please note that in the Amendment No. 1 on Form 10-Q/A for the quarter ended September 30, 2004, filed today, the same changes as discussed above related to the 10-K/A have been made.

Financial Statements

Consolidated Statement of Shareholders' Equity, page F-5

        7.     We will break out the "Stock options" lines within our Consolidated Statement of Shareholders' Equity to adequately illustrate the nature of underlying transactions in this category in future filings. Had we included such disclosure in our 2004 10-K, we would have illustrated the underlying transactions as follows: (i) Recognition of stock-based compensation expense was $61,000, $94,000 and $124,000 in 2002, 2003, and 2004, respectively; and (ii) Issuance of common stock for options exercised was $258,000 in 2004.

[Note] 1. Organization and Significant Accounting Policies

General

        8.     In future filings, we will disclose the types of expenses that we include in the cost of goods sold line and the types of expenses that we include in the selling, general and administrative expenses line.

        In future filings, we expect our disclosures of the types of expenses that we include in the cost of goods sold line to be substantially similar to the following, which has been primarily excerpted from the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section of our Form 10-Q for period ended December 31, 2004:

  Our gross margins may not be comparable to other companies within the golf apparel industry. We have consistently included the cost of merchandise sold, including import charges, in-bound freight, allocated overhead, freight-out, embroidery costs and other charges in our cost of goods sold. Our overhead allocation includes certain of our distribution costs, such as receiving, inspection and shipping costs, but we include some of the other costs of distribution, such as a portion of our warehousing and other handling costs, in selling, general and administrative expenses. We also include royalty payments, relating to sales of licensed apparel, in selling, general and administrative expenses.

        9.     In future filings, we will disclose our policy for classifying shipping and handling costs in our statements of operations.

        We consistently include costs incurred for shipments to our customers as a component of our cost of goods sold. We record handling costs in a manner consistent with our response to comment number 8 above. We consistently include amounts invoiced to our customers for shipping and handling costs as a component of our net sales.

        10.   In future filings, we will disclose our accounting policy for incentives that we offer to our customers, such as discounts, rebates, cooperative advertising and free products, including the statement of operations line item in which each type of arrangement is included.

        The types of incentives that we offer to customers generally include sales discounts, terms discounts and free goods, which we include in the net sales line of our statement of operations. In the ordinary course of business, we may offer our customers sales discounts of up to 25%, terms discounts of up to 10% and/or free goods of up to 5%. As we disclose in our significant accounting policies, we also offer to certain customers, on a limited basis, the right of return for certain inventory, which we also include in the net sales line of our statement of operations.

Inventories, page F-7

        11.   In future filings, we will disclose the method we use to value our finished goods inventories in our footnote disclosures in a manner that is consistent with similar disclosures within other sections of our filings.

        Had our footnote disclosure concerning the method we used to value our finished goods inventory been consistent with such disclosure in other sections of our Form 10-K for the period ended June 30, 2004, the footnote would have been similar to the following:

  Inventories—Inventories are generally stated at the lower of cost (weighted average) or market. Costs include amounts paid to vendors for packaged apparel, materials, labor, import costs, such as customs duties, freight-in and other miscellaneous costs, and allocated overhead. Subsequent to the implementation of a new comprehensive computer system in January 2004, certain programming and human errors within the new system were discovered that affected the system's ability to accurately compute the valuation of finished goods inventories using a weighted average method. Management determined that the errors were an indication of a material weakness in the Company's internal controls with respect to inventory valuation. Because of the complexity of the transactions recorded within the computer system with regard to the computation of inventory valuations, management was not able to quantify the financial effects relating to the numerous errors that were discovered in transactions that affected the valuation of the Company's inventories. Therefore, management recomputed the estimated cost of the Company's finished goods inventories using a standard cost assumption. Management prepared an analysis to compare actual costs of the Company's finished goods inventories with their respective standard costs and believes the standard cost assumption yielded a fair estimation of the Company's inventories at June 30, 2004. Inventories are written down to market value as an adjustment to reserves for inventory obsolescence (Note 5). Changes in the reserves for inventory obsolescence are reflected in cost of goods sold during the periods in which the reserve is recorded and the obsolete inventory is sold, respectively. Write-downs as a result of inventory obsolescence totaled $707,000, $259,000 and $1,274,000 for 2004, 2003 and 2002, respectively.

Revenue Recognition, page F-8

        12.   In future filings, we will expand our disclosures to indicate whether revenues are recorded upon shipment or receipt by our customers. We will also expand our disclosures to include the shipping terms of our selling arrangements that support revenue recognition upon shipment.

        Had our footnote disclosure concerning revenue recognition included the expanded disclosures in our Form 10-K for the period ended June 30, 2004, the footnote would have been similar to the following:

  Revenue Recognition—The Company recognizes revenue in accordance with Securities and Exchange Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," as amended by SAB 101A and SAB 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is determinable and fixed; and, (4) collectibiltiy is reasonably assured. The Company generally records revenue upon shipment, primarily transported via a common carrier with terms of FOB at the point of delivery to the carrier. Occasionally, the Company has implemented limited consignment programs with certain of its customers. The Company recognizes revenue on consignment sales at the time of collection from the Company's customer or upon return of inventories from the customer. During 2004, the Company implemented a program that allowed its independent sales representatives to return sample garments at the end of the fall 2004 selling season at no charge to the sales representative. Therefore, the Company adopted an accounting policy to account for the sample garments in a manner consistent with consigned sales. Consigned inventories totaled $323,000, $0 and $8,000 at June 30, 2004, 2003 and 2002, respectively. On a limited basis, the Company also offers the right of return for certain inventory, which the Company includes in its estimate of sales return allowance.

        13.   In future filings, we will revise our footnote disclosures to clarify our accounting for sample garments for which our independent sales representatives have been given a right to return.

        We understand that our disclosures regarding the sales representatives' rights to return sample garments may have caused you to wonder how our accounting for the sample garments complies with GAAP. The sample garments utilized by our sales representatives to market our products to end users are identical to the garments that are sold to our customers in the ordinary course of our business. In order to properly account for the activity of inventories within our warehouse management operations, we invoice the shipments of sample garments to our sales representatives in a manner consistent with sales to our customers. Because an independent sales representative, in certain instances, has a right to return sample garments at the end of a selling season, the right to return dictates that accounting for a sale at the time of delivery to the sales representative is not in compliance with GAAP. Therefore, in order to comply with GAAP, we reverse the revenue effects of such sales by using journal entries that eliminate the revenue effects of the sale and record an offsetting adjustment to accounts receivable. The adjustment to accounts receivable is recorded as an allowance used to reduce the carrying amount of our receivable balance, in a manner similar to an allowance for sales returns. The allowance is not directly recorded to reduce an amount receivable within a specific account for a sales representative so that we can separately identify the payment or return activity within the sales representative's receivable account related to the sample garments. When sample garments are shipped to a sales representative, we similarly utilize journal entries to reverse the cost of sales effects of the sale and record an offsetting adjustment to finished goods inventories. The adjustment to finished goods inventories is recorded as an increase in the inventory balance in a manner consistent with consigned inventories. When we receive evidence that a sales representative has paid for or returned sample garments under a program that offers the sales representative the right to return such garments, we utilize journal entries to record the sale of the garments and to reverse the allowance previously established for the sales representative's accounts receivable balance and relieve finished goods inventories, accordingly. Further, if the sales representative returned the garments to us, we utilize journal entries to completely offset the accounting effects that our software system created for the credit memo that was established to account for the return of the garments. Therefore, we believe that the accounting method we adopted for recording sales transactions, that offer our sales representatives the right to return certain sample garments, complies with GAAP.

        Had our footnote disclosure concerning revenue recognition, for sample garments which our independent sales representatives were granted a right to return, included the expanded disclosures in our Form 10-K for the period ended June 30, 2004, the footnote would have been substantially similar to the following, which has been excerpted from our Form 10-Q for the period ended December 31, 2004:

  Beginning with the fall 2004 selling season, we initiated a policy that granted our independent wholesale sales representatives the right to return sample garments to the Company at no charge to the sales representative. Previously, we invoiced the sales representatives for sample garments at discounted wholesale prices. Because of the right of return offered to the sales representatives with regard to sample garments, we elected to record invoiced shipments of sample garments to sales representatives in a manner consistent with consigned inventories. Beginning with the fall 2004 selling season, we included the cost of sample garments in finished goods inventories as consigned inventories and reversed the cost of sale components of the invoiced shipments. We also recorded an accounts receivable allowance and reversed the revenue effect of the sale of sample garments. The sales representative's accounts receivable balance, the related allowance for sales representative samples and the related inventory costs are adjusted and a sale is recorded when the sales representative reimburses the Company for the cost of sample garments or the term, for which the right of return was granted, expires. Upon return of the garments to the Company, the sales representative's accounts receivable balance and the related allowance for sales representative samples are adjusted accordingly, the corresponding revenue effect of the return is reversed, and the inventory items are returned to stock. At December 31, 2004, the Company's allowance for returns of sales representatives sample garments was $487,000. We discontinued the policy that allowed our sales representatives to return selling samples effective with sample garments shipped for the fall 2005 selling season. Because the shipments and returns of sample garments made under the right to return policy must be tracked and adjusted manually, actual shipments and returns made in accordance with that policy may differ from our estimates.

[Note] 7. Income Taxes, page F-12

        14.   In fiscal 2004, as we disclosed in our significant accounting policies, we reclassified certain prior amounts to conform to the year 2004 presentations. While we reclassified certain tax-related items in our 2003 balance sheet and statement of cash flows presentations, we inadvertently omitted the reclassifications from amounts presented in our footnote disclosures regarding income taxes. Had we included the reclassifications in our footnote disclosures, our tax footnote would have included, and we have included in our Amendment No. 1 on Form 10-K/A to include, the following:

  The differences between the U.S. Federal statutory rate and the Company's effective rate are as follows at June 30:

	2004	2003	2002
U.S. Federal statutory rate	$(743,000)	$(194,000)	$(764,000)
State income taxes	(68,000)	(28,000)	(118,000)
Change in deferred tax valuation allowance	1,377,000	35,000	(135,000)
Permanent differences from liquidation of B&L	—	—	(358,000)
Permanent differences and other	180,000	7,000	(8,000)

Total current and deferred tax expense (benefit)	$746,000	$(180,000)	$(1,383,000)

  The components of income tax expense (benefits) are as follows at June 30:

	2004	2003	2002
Federal	$—	$(14,000)	$(1,131,000)
State	—	4,000	2,000
Deferred	746,000	(170,000)	(254,000)

	$746,000	$(180,000)	$(1,383,000)

  The components of the net deferred tax asset and net deferred tax liability recognized in the accompanying balance sheets are as follows at June 30:

	2004		2003
	Current	Long-Term	Current	Long-Term
Deferred tax liability	$—	$—	$—	$(127,000)
Deferred tax asset	441,000	1,083,000	529,000	491,000

Net deferred tax asset before valuation allowance	441,000	1,083,000	529,000	364,000
Valuation allowance	(441,000)	(1,083,000)	—	(147,000)

	$—	$—	$529,000	$217,000

  The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to a significant portion of the deferred tax asset and liability and their appropriate tax effects are as follows at June 30:

		2004			2003
	Temporary Difference			Temporary Difference
		Current	Long-Term		Current	Long-Term
Allowance for doubtful accounts	$454,000	$168,000	$—	$316,000	$117,000	$—
Reserve for sales returns	342,000	127,000	—	226,000	84,000	—
Prepaid expenses	207,000	76,000	—	413,000	153,000	—
Accrued vacation	101,000	37,000	—	89,000	33,000	—
Accumulated depreciation and impairment	19,000	—	7,000	342,000	—	(127,000)
Stock options	610,000	—	226,000	485,000	—	180,000
Unrealized loss on investment	234,000	—	87,000	234,000	—	87,000
Inventories	88,000	33,000	—	60,000	22,000	—
Federal net operating losses	1,631,000	—	554,000	319,000	120,000	—
State net operating losses	4,507,000	—	209,000	4,835,000	—	224,000

Net deferred tax asset before valuation allowance		441,000	1,083,000		529,000	364,000
Valuation allowance		(441,000)	(1,083,000)		—	(147,000)

		$—	$—		$529,000	$217,000

  The valuation allowances for fiscal 2003 partially offset the deferred tax assets with respect to stock options and an unrealized loss on an investment. The changes in deferred tax valuation allowances for 2004, 2003 and 2002 were $1,377,000, $35,000 and ($135,000), respectively.

        15.   In future filings, we will include in our disclosures the expiration dates of our operating loss carryforwards.

[Note] 9. Commitments and Contingencies, page F-13

        16.   In future filings, we will revise our footnote disclosures to clarify our accounting for reimbursements we receive from our insurance carriers.

        We elected to generally offset amounts recovered from one of our insurance carriers against other related legal costs in the period in which the recovery is received. The amounts recovered relate to reimbursements for costs we previously incurred relating to the defenses of a class action lawsuit and a related civil action brought against us by the SEC. Costs incurred by us in one period may not be reimbursed by our insurance carrier until a distant future period. The class action lawsuit has been settled and we expect that a significant portion of our total costs of defense of the civil action brought by the SEC have already been incurred. Therefore, it is likely that reimbursements received in future periods will exceed related legal costs incurred within the period the reimbursement is received. We believe that recording amounts recovered from our insurance carrier in excess of current legal expenses incurred would not truly reflect the results of our operations. Therefore, we elected to record amounts recovered in excess of current related legal expenses as a component of other income. Since the related legal expenses incurred during the year ended June 30, 2004, were greater than the amount recovered during the same period, we recorded the $204,000 recovery as a reduction to our SG&A expenses.

        We expect that our disclosure in future filings regarding amounts recovered from our insurance carriers will be substantially similar to the following, excerpted from our Form 10-Q for the period ended December 31, 2004:

  As of December 31, 2004, we had cumulatively incurred approximately $915,000 in potentially recoverable costs related to the restatements of our financial statements and material quarterly information, the investigation by the Commission and a class action lawsuit that has been settled. The policy retention for such costs has been satisfied, and one of our insurance carriers had reimbursed us $289,000 as of December 31, 2004, of which $85,000 was received during the six months ended December 31, 2004. Amounts recovered from our insurance carriers are generally offset against other related legal expenses in the period in which they are recovered. However, amounts recovered from our insurance carriers are generally included in other income to the extent that such recovery exceeds legal expenses for related matters incurred in the period in which the recovery is received. For the six months ended December 31, 2004, we offset $53,000 in related legal expenses and recorded $32,000 in other income with respect to reimbursements received during that period. Subsequent to December 31, 2004, one of our insurance carriers reimbursed us an additional $68,000.

[Note] 10. Shareholders' Equity, page F-16

        17.   In future filings, we will include in our disclosures the number and weighted-average exercise price of options exercisable at the end of each fiscal year for which an income statement is provided.

Segment Reporting

        18.   In future filings, we will provide the disclosures of segment reporting required by paragraph 26 of SFAS 131. You will note that our recently filed 10-Q for the quarter ended December 31, 2004 contains such disclosure in Note 1 to the financial statements, as follows:

  Segments—The Company has one operating segment: designing, purchasing, contracting for the manufacture of and marketing women's and men's fashion golf apparel and outerwear. The information for this segment is the information used by the Company's chief decision maker to evaluate operating performance.

        In accordance with paragraph 10 of SFAS 131, we have determined that we have only one operating segment. Per paragraph 10, "an operating segment is a component of an enterprise: a. that engages in business activities from which it may earn revenues and incur expenses; b. whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and; c. for which discrete financial information is available."

        In determining that we have only one operating segment, we also relied upon the guidance given in paragraph 4 of SFAS 131, referred to as the "management approach." Per paragraph 4, "segments are evident from the structure of the enterprise's internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner."

        For the purposes of argument, assuming as you do that we have two operating segments, we believe that the segments may be aggregated into a single operating unit, in accordance with paragraph 17 of SFAS131. The major factors that we considered in determining our operating segments were the nature of the products sold, brand identification and the economic characteristics of markets for our products. The predecessor company to Sport-Haley, Inc. was founded as a women's golf apparel company. We incorporated as Sport-Haley, Inc. in 1991 and introduced lines of men's apparel around 1995. Throughout our history, we have always operated within the confines of the golf apparel industry.

        We have created and maintained business relationships with many customers that purchase both the Ben Hogan® and SPORT HALEY collections from us. Therefore, in fiscal 2004, we consolidated our sales forces, and approximately 90% of our sales representatives now market both lines concurrently. By consolidating the sales forces, we have expanded our marketing efforts to offer SPORT HALEY women's apparel to customers that have previously only purchased Ben Hogan® apparel from us and to offer Ben Hogan® apparel to customers that have previously only purchased SPORT HALEY women's apparel from us. While we expect that we will always have customers that only purchase one brand or the other from us, we believe that as we approach maturity for both brands we will have far more customers in common between the brands than not, thereby virtually eliminating any differences in the class of our customers.

        We also believe that the economic characteristics of the two brands are more similar than dissimilar. As discussed above, we only operate within the confines of the golf apparel industry, which is directly related to the travel and leisure sector of the USA economy. We believe that both brands are much more significantly impacted by economic pressures inherent within the travel and leisure sector than by individual economic factors within the golf apparel industry. As we have disclosed for some time in our quarterly and annual filings, because we represent a relatively small percentage of the golf apparel market and many of our competitors within that market are significantly larger than we are, economic pressures of the travel and leisure sector may affect us much more significantly than our larger competitors which have greater financial resources and stronger market acceptance than either of the brands that we market.

        While we have experienced increases in the sales of our Ben Hogan® apparel as sales of our HALEY® apparel were declining, not all of the difference can be attributed to dissimilar economic characteristics between the brands. As we discussed in our filings over several quarterly periods, the sales trend of our SPORT HALEY women's apparel was relatively flat while the trend of our HALEY RESERVE men's apparel was steadily declining. Not until very recently have we observed a decline in women's apparel sales. We attribute the increase in Ben Hogan® apparel sales, in part, to be indicative of our successful efforts to develop the recognition of the quality inherent within that brand. We believe that we have also been able to achieve growth within golf apparel markets for our Ben Hogan® line because such apparel fits neatly within a price point in the market which was substantially devoid of competition at the time we first introduced the line. As discussed above, our ability to penetrate higher price points within the golf apparel market with our Ben Hogan® line has also afforded us the opportunity to market SPORT HALEY women's apparel within elite portions of the market that were previously unavailable to us. Therefore, even though dissimilarities may exist between the brands, we believe that our SPORT HALEY women's collections complement our Ben Hogan® apparel very well, as evidenced by the numerous customers that purchase both brands from us.

        The fact that women's fashion apparel is much more sensitive to inventory devaluation than men's fashion apparel cannot be disputed. However, such devaluation can only be considered as an economic factor when excess inventories of women's apparel remain at the end of a selling season. The sensitivity to devaluation is not a factor with regard to sales of women's fashion golf apparel in the ordinary course of business. The sensitivity arises because, while women's apparel can be marketed at or near full-margin pricing during a selling season, as the selling season ends the value of remaining inventories diminishes significantly. Other markets for women's fashion apparel are just as sensitive to inventory devaluation as is the fashion golf apparel market. Women tend to want the most-recent in fashion trends. They tend to be willing to pay full price for the latest fashion, but once something newer is introduced they tend to be much less willing to pay a premium price for the previous merchandise. While this sensitivity can be mitigated through successful management of inventory levels, our results of operations have been negatively impacted for some time because we have not successfully managed inventory levels with regard to women's apparel.

        You have surmised that the gross margins of our HALEY® apparel may be different than the gross margins of our Ben Hogan® apparel. Excess inventories, especially with regard to our SPORT HALEY women's apparel, may have impacted margins with regard to our HALEY® apparel much more significantly than margins for our Ben Hogan® apparel was impacted by excess inventories. A considerable portion of our previous excess inventories were comprised of SPORT HALEY women's apparel, which as we described above appears to be more sensitive to devaluation than men's apparel. However, had we better managed our inventory levels, we would have expected our margins with respect to women's and men's apparel to be remarkably similar. While we have information readily available to analyze our gross margins with regard to invoiced sales, it is impracticable for us to provide you with the 5-year margin analysis that you have requested. First, as we noted above, we did not begin offering Ben Hogan® apparel until January 2002. Therefore, we have not yet generated 5 years of data with regard to Ben Hogan® apparel. Further, as we have reported for several fiscal periods now, the results of our operations have been significantly affected by devaluations of our finished goods inventories, for which we have not specifically maintained data by brand and gender.

        Finally, we do not consider Ben Hogan® apparel operations to be separately distinguishable from our HALEY® operations. While we invoice sales of Ben Hogan® apparel as if Ben Hogan® were a separate operating company apart from Sport-Haley, Inc., we do not distinguish other aspects of our operations between the two brands. For instance, since we have combined our sales forces, we have reassigned our customer service representatives to individual sales representatives, most of which who market both brands concurrently, rather than to one brand or the other. We specifically do not differentiate our production, shipping and receiving, warehousing, inspection, repair, embroidery, customer service, accounting or management activities between the HALEY® and Ben Hogan® brands. Thus, we do not maintain discrete financial information about these two principal lines, because our chief operating decision maker does not deem it practicable to do so. We only keep discrete financial information separately between the two principal lines for sales, cost of invoiced sales, sales commissions and royalties.

        In conclusion, we believe that neither our HALEY® nor our Ben Hogan® operations, in and of themselves, constitute an operating segment per the requirement described in paragraph 10c of SFAS 131, because discrete financial information is not available for either apparel line. We have attempted to disclose our business operations in a form that gives investors sufficient information upon which to base decisions. While we understand that providing information in our reports that describes some of the differences between the HALEY® and Ben Hogan® brands within of our business operations may have caused you believe that they are separate operating segments, such disclosures were only made in keeping with the guidance offered in paragraph 8 of SFAS 131, which states that, "Nothing in this statement is intended to discourage an enterprise from reporting additional information specific to that enterprise or to a particular line of business that may contribute to an understanding of the enterprise."

        19.   In the future, we will revise our filings to include disclosure regarding the revenues of our products and services as required by paragraph 37 of SFAS 131. We anticipate that our disclosure will distinguish revenues between our HALEY® and Ben Hogan® brands. Delineating our revenues in a manner similar to the tabular disclosure on page 3 of our Form 10-K is impracticable. As we disclosed in our original 10-K, fashion apparel is marketed in collections, each consisting of combinations of the types of garments included in the tabular disclosure, to encourage customers to purchase multiple garments at a time. We believe that the disclosure of our revenues by garment type would not provide investors with information useful in understanding our business operations.

Company Acknowledgments

        Pursuant to your request, the Company has authorized me to state on its behalf its acknowledgment that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  •
  the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have any further questions or comments. We hope to hear from you soon. I will contact the Staff to discuss Comment Nos. 6 and 18 in the next few days.

Very truly yours,
Berliner McDonald P.C.

Steven W. McDonald

SWM:tdt
PWH
Enclosures as stated

cc:
Donald W. Jewell
Patrick W. Hurley
Bill Evert